 

SECUR **06002554** SION

2/25

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AP 2/21

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25581 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
                                        MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.F. LAFFERTY & CO., INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 BROAD STREET    26th FLOOR

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

(No. and Street)

NEW YORK,    NEW YORK         10004

(City)                    (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HENRY HACKEL                              (212) 293-9090

                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., CPA'S  LLP

(Name – if individual, state last, first, middle name)

880 BERGEN AVENUE    SUITE # 801    JERSEY CITY, NJ    07306

(Address)              (City)              (State)              (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, _____HENRY HACKEL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____R.F. LAFFERTY & CO., INC._____ , as

of _____DECEMBER 31,_____ , 20 05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 20 06

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2005

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

C O N T E N T S

A. L. Wellen & Co. LLP
*Certified Public Accountants*

*A.L. Wellen & Co. LLP*
*Certified Public Accountant*
*880 Bergen Avenue Suite # 801*
*Jersey City, NJ 07306-4310*

*Phone: (201) 653-2181*
*Fax:   (201) 653-7266*

## Independent Auditor's Report

Board of Directors and Stockholders
R.F. Lafferty & Co., Inc.
80 Broad Street  26<sup>th</sup> Floor
New York, NY  10004

We have audited the accompanying statement of financial condition of R.F Lafferty & Co., Inc. as of December 31, 2005, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.F Lafferty & Co., Inc. as of December 31, 2005, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*A.L Wellen & LLP*
A.L. Wellen & Co. LLP
Certified Public Accountants

Jersey City, New Jersey
February 08, 2006

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

# R.F. LAFFERTY & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2005

### ASSETS

| | |
|---|---:|
| Cash & Cash Equivalents | $ 478,412 |
| Commissions receivable | 453,441 |
| Due from Brokers & Dealers | 311,734 |
| Securities owned by firm at market value | -0- |
| Prepaid Expenses | 4,943 |
| Prepaid Taxes | 25,000 |
| Unexpired insurance | 12,636 |
| Loans Receivable | 66,600 |
| Security Deposits | 49,970 |
| Fixed assets (net of Depreciation of $ 285,711) | 84,370 |
| **TOTAL ASSETS** | **$1,487,106** |

### LIABILITIES & STOCKHOLDER'S EQUITY

### LIABILITIES

| | |
|---|---:|
| Commission payable | $ 65,190 |
| Expenses Payable | 248,775 |
| Officer's Loan | 100,000 |
| Securities sold-not yet purchased | 10,184 |
| **TOTAL LIABILITIES** | **$ 424,149** |

### STOCKHOLDER'S EQUITY

| | | |
|---|---:|---:|
| Capital Stock- Common | | |
| 1,000 shares authorized 200 shares issued | $ 25,000 | |
| Additional Paid in Capital | 483,000 | |
| Retained Earnings | 304,128 | |
| Undistributed Profit | 250,829 | |
| TOTAL STOCKHOLDER'S EQUITY | | 1,062,957 |
| | | |
| TOTAL LIABILITIES & STOCKHOLDER'S EQUITY | | $1,487,106 |

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-2-

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

# R.F LAFFERTY & CO., INC.
## STATEMENT OF OPERATIONS
## FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

### REVENUE
| | | |
|---|---|---|
| Commissions & Fees | | $ 5,231,630 |
| Rental Income | | 25,320 |
| Trading (loss) - realized | $ (10,663) | |
| (loss)- unrealized | ( 4,124) | (14,787) |
| Dividend & Interest Income | | 32,911 |
| TOTAL REVENUE | | $ 5,275,074 |

### EXPENSES
| | | |
|---|---|---|
| Clearing charges, commissions & fees | $ 1,196,076 | |
| Employee compensation & related expenses | 2,915,682 | |
| Interest | 8,021 | |
| Depreciation | 18,850 | |
| Occupancy | 228,324 | |
| Communications | 250,205 | |
| Advertising and Promotion | 39,939 | |
| Other expenses per schedule | 556,767 | |
| TOTAL EXPENSES | | 5,213,864 |
| | | |
| NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES | | $ 61,210 |
| N.Y. State Corporate tax | $ -0- | |
| N.Y. City Corporate tax | 9,389 | 9,389 |
| NET PROFIT FOR THE PERIOD | | $ 51,821 |

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-3-

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

## R.F LAFFERTY & CO., INC.
## STATEMENT OF CASH FLOWS
## FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---|
| Net Income | | $ 51,821 |
| Adjustments to reconcile net income to net cash | | |
| Provided by operating activities: | | |
| Depreciation | $ 18,850 | |
| Decrease in commission receivable | 85,461 | |
| Increase receivables from brokers & dealers | (126,986) | |
| Increase loans receivable | ( 41,600) | |
| Increase in unexpired insurance | ( 548) | |
| Increase in security deposits | ( 52) | |
| Increase in prepaid expenses & taxes | ( 22,173) | |
| Decrease in expenses payable | ( 30,033) | |
| Increase in commission payable | 63,014 | |
| Increase in securities sold – not yet purchased | 10,184 | |
| | | |
| TOTAL ADJUSTMENTS | | ( 43,883) |
| | | |
| Net cash provided by operating activities | | $ 7,938 |

CASH FLOWS FROM INVESTING ACTIVITIES

| | | |
|---|---|---|
| Capital expenditures – Purchase of | | |
| fixed assets | $( 27,468) | |
| | | |
| Net cash provided by investing activities | | (27,468) |
| Net cash provided by financing activities | | $ (19,530) |
| | | |
| Cash and cash equivalents January 1, 2005 | | 497,942 |
| Cash and cash equivalents December 31, 2005 | | $ 478,412 |

## THE ACCOMPANYING NOTES ARE AN
## INTEGRAL PART OF THESE FINANCIAL STATEMENTS

-4-

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

## R.F. LAFFERTY & CO., INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2005

| | |
|---|---|
| COMMON STOCK | $ 25,000 |
| Total January 1, 2005 | |
| Changes for the period- January 1, 2005 | |
| To December 31, 2005 | none |
| | |
| COMMON STOCK – DECEMBER 31, 2005 | $ 25,000 |
| | |
| RETAINED EARNINGS | |
| Total January 1, 2005 | $ 304,128 |
| Changes for the period – January 1, 2005 | |
| to December 31,2005 | none |
| | |
| RETAINED EARNINGS – DECEMBER 31, 2005 | $ 304,128 |
| | |
| UNDISTRIBUTED PROFIT | |
| Total January 1, 2005 | $ 199,008 |
| Net Profit for the period January 1, 2005 | 51,821 |
| December 31, 2005 | $ 250,829 |
| | |
| LESS DISTRIBUTED TO SHAREHOLDER | -0- |
| UNDISTRIBUTED profit – DECEMBER 31, 2005 | $ 250,829 |
| | |
| ADDITIONAL PAID IN CAPITAL | |
| Total January 1, 2005 | $ 483,000 |
| Changes for the period January 1, 2005 | |
| to December 31, 2005 | none |
| | |
| ADDITIONAL PAID IN CAPITAL | |
| December 31, 2005 | $ 483,000 |

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

## R.F. LAFFERTY & CO., INC.
## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005

| | |
|---|---|
| Total January 1, 2005 | none |
| Changes for the period – January 1, 2005 to December 31, 2005 | none |
| **TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2005** | **none** |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

-6-

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

## GENERAL INFORMATION

R. F. LAFFERTY & CO. INC. is a corporation organized under the laws of the state of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker/dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
The Financial Statements have been prepared in accordance with generally accepted accounting principles.

Securities owned or sold but not yet purchased are stated at market with unrealized gains and losses reflected in income.

NOTE 2 - **FURNITURE AND EQUIPMENT**
Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - Pension and profit sharing plans were established in 1980. The balance as of December 31, 2005, was $ 4,234,972 $ 210,098 has been expensed as of December 31, 2005. Twenty five employees were participants in the plans. No contributions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

NOTE 4 -       LEASE COMMITMENTS
The lease on the premises at 80 Broad Street New York NY runs through April 30, 2008.

Filed Rent Obligation

|  |  |
|---|---|
| -2006 | $ 222,925 |
| -2007 | $ 237,762 |
| -2008 | $  80,898 |

NOTE 5 -       INCOME TAXES
On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal Corporate taxes as the shareholder will report his share of corporate net income on his individual tax returns.

NOTE 6 -       RULE 15c 3-3
It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of Rule 15c 3-3.

NOTE 7 -       OFFICER'S LOAN
Officer's loan of $ 100,000 is a demand loan at 8% interest annually.

-8-

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

NOTE 8 -    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent are cash in checking accounts and in a money market account. The company paid $ 8,021 in interest and paid $ 34,389 in state and city corporate taxes during the twelve months ended December 31, 2005.

NOTE 9 -    GENERAL INFORMATION

At December 31, 2005 the firm's aggregate indebtedness and net capital were $ 413,965 and $ 807,471 respectively, a ratio of .51 to one. The minimum required net capital was $ 100,000. A copy of the firm's Financial Statements as at December 31, 2005 is available for inspection at the firm's office or at the Regional Office of the Securities & Exchange Commission.

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

R.F. LAFFERTY & CO., INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2005

Stockholders' Equity-
    per statement of Financial Condition      $ 1,062,957

CAPITAL REDUCTIONS

| | | |
|---|---:|---:|
| Fixed assets (net of depreciation) | $ 84,370 | |
| Loans receivable | 66,600 | |
| Commissions Receivable | 10,006 | |
| Due from broker | | |
| Unexpired insurance | 12,636 | |
| Prepaid expenses & taxes | 29,943 | |
| Security deposits | 49,970 | |
| Securities reduction- haircuts | 1,961 | |
| TOTAL CAPITAL REDUCTIONS | | 255,486 |

NET CAPITAL      $ 807,471

Minimum net capital required      100,000

EXCESS NET CAPITAL      $ 707,471

ITEMS OF AGGREGATE INDEBTEDNESS

| | | |
|---|---:|---:|
| Commission payable | $ 65,190 | |
| Expenses Payable | 248,775 | |
| Officer's Loans | 100,000 | |
| TOTAL ITEMS OF INDEBTEDNESS | | $ 413,965 |

Percentage of aggregate indebtedness to net capital      51.27%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Net Capital – per computation of Net Capital
December 31, 2005 on the audited report.                          $    807,471

Subtractions:
    Miscellaneous rounding                                                      2

NET CAPITAL PER FOCUS REPORT DECEMBER 31,2005          $    807,469

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

**R.F. LAFFERTY & CO., INC**
**SCHEDULE OF OTHER EXPENSES**
**FOR THE TWELVE MONTHS ENDED DECEMBER 31 2005**

OTHER EXPENSES

| | | |
|---|---|---:|
| Professional fees | $ | 6,425 |
| Insurance | | 21,684 |
| Office Expense, supplies, printing, postage & delivery | | 56,375 |
| Seminars & Education | | 15,656 |
| Travel, entertainment & auto | | 85,219 |
| Outside services | | 242,688 |
| Registration & Exchange Fees | | 52,383 |
| Error & Bad debt expenses | | 58,065 |
| Publication and Dues | | 18,238 |
| Bank Charges | | 34 |
| TOTAL | $ | 556,767 |

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004,

hereby attest that the Financial Statements and Operational Reports as at December 31, 2005

submitted by A. L. Wellen & Co. LLP Certified Public Accountants, 880 Bergen

Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all

members of our organization.

_____
Henry Hackel


ATTESTED BY:


_____
A. L. WELLEN & CO., LLP CPA'S

A.L. Wellen & Co. LLP
Certified Public Accountants

STATE OF NEW YORK       ]
CITY OF NEW YORK       ] SS:
BOROUGH OF MANHATTAN    ]

Henry Hackel, being sworn according to law, deposes and says:

I am the president of R.F. Lafferty & Co. Inc., 80 Broad Street, New York , NY  10004.

The report submitted by our accountants, A.L. Wellen & Co., LLP

Certified Public Accountants, as at December 31, 2005 showing a Statement of

Financial Condition, Statement of Income and Expenses, Statement of Cash Flows,

Statement of changes in Liabilities Subordinated to Claims of General Creditors, and

all other supporting schedules, is true and correct to the best of my knowledge and

belief.


HENRY HACKEL

Subscribed and sworn to before me

this _____2nd_____ day of ___February___ 2006

-14-

A.L. Wellen & Co. LLP
Certified Public Accountants

*A. L. Wellen & Co. LLP*
*Certified Public Accountants*
*880 Bergen Avenue   Suite # 801*
*Jersey City, NJ  07306-4310*

*Phone: (201) 653-2181*
*Fax:    (201) 653-7266*

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R.F. Lafferty & Co., Inc.
80 Broad Street
New York, NY  10004

In planning and performing our audit of the financial statements of R.F. Lafferty & Co. Inc., for the twelve months ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.F. Lafferty & Co., Inc, that we considered relevant to the objectives stated in rule 17a 5 (g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 14a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*A.L. Wellen & Co.  LLP*
*Certified Public Accountants*

R.F. Lafferty & Co., Inc.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R.F. Lafferty & Co., Inc. for the year ended December 31, 2005 and this report does not affect our report thereon dated February 08, 2006.

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

-16-

*A.L. Wellen & Co.LLP*
*Certified Public Accountants*

R.F. Lafferty & Co., Inc.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

*A J Wellen & LLP*

A. L. Wellen & Co. LLP
Jersey City, New Jersey

February 08, 2006

*A.L. Wellen & Co. LLP*
*Certified Public Accountants*